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                            DIRECT DIAL 212-545-4672
                             FACSIMILE 212-545-4677
                                KOLKER@WHAFH.COM

                                 March 15, 2002

VIA TELECOPIER and FEDERAL EXPRESS
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Robert E. Parsons, Jr., President
RIBM Two LLC
General Partner
Marriott Residence Inn II Limited Partnership
10400 Fernwood Road, Dept. 908
Bethesda, MD 20817-1109

         Re: Marriott Residence Inn II Limited Partnership (the "Partnership")
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Dear Robert:

         I am writing on behalf of Madison Liquidity Investors 117, LLC ("Madison"), which is a client of this firm and a Limited Partner of the Partnership. Madison is very concerned about several statements made in the Partnership's March 6, 2002 Recommendation Statement on Schedule 14D-9 (the "Statement"), which was filed in response to Madison's recent tender offer to purchase up to 8,341 Units of the Partnership.

         As the Statement acknowledges, the General Partner is obligated under the terms of the Partnership Agreement to attempt to locate a purchaser for the Partnership's Inns and liquidate the Partnership as promptly as practicable. Apparently - although the disclosure on this point is vague - the General Partner is in exclusive discussions with a potential purchaser of all of the Inns. Given these facts, it is astounding that the General Partner, with its fiduciary duties to the Limited Partners, has agreed to the Manager's request to spend approximately $9.7 million of the Partnership's cash reserves later this fiscal year and perhaps additional cash reserves in future years

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(all in addition to funds already in the Partnership's FF&E reserve) to fund capital improvements to the Inns. Madison's concerns about this decision to expend cash reserves include the following:

         1. These cash reserves belong almost entirely to the Limited Partners upon the Partnership's liquidation. Expending these reserves now, at a time when liquidation is impending, will deprive the Limited Partners of a significant portion (approximately $135 per Unit) of the value of their investments.

         2. These funds have been accumulated by the Partnership over several years, and the Manager's requests to spend these funds on capital improvements have been outstanding for several years. During this time, there have been no cash distributions to the Limited Partners, although the funds which have been accumulated in the cash reserve could have been used for that purpose. In recent disclosures, the General Partner has repeatedly stated that the operation of the Partnership's Inns is unlikely to yield any distributions to the Limited Partners for several more years. Also, since the split of Marriott Corporation into Host Marriott and Marriott International in 1993, the two companies have been in constant negotiations on hotel management issues related to Host Marriott-owned hotels, yet none of these negotiations seems to have benefitted the Partnership and its Limited Partners. Given these facts, the timing of this agreement between Host Marriott and Marriott International to expend these funds now is highly suspect.

         3. This decision to expend almost 40% of the Partnership's unrestricted funds and possibly more in later years is material to the Partnership's financial position, is highly significant information to its investors and should have been disclosed immediately at the time it was made.

         4. If, as the Statement appears to contend, a sale of the Inns will generate little net proceeds to the Limited Partners, then expending these distributable reserves at a time when the Partnership is in liquidation mode would per se constitute a breach of fiduciary duties. In any event, it would be contrary to the Limited Partners' best interests. Such a crucial decision should at least be put to a vote of the Limited Partners.

         Madison believes that the General Partner should reverse its decision to commit these funds and is considering all of its available actions and remedies in the event that the General Partner fails to do so.

                                                        Very truly yours,



                                                        Lawrence P. Kolker

LPK:jg\263411
cc:      Madison Liquidity Investors 117, LLC
         Christopher G. Townsend, Esq.
         Jerome J. Kraisinger, Esq.
         Edward Walter